October 23, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 4561
Washington, D.C. 20549
Attn: Larry Spirgel

Re:	Debut Broadcasting Corporation, Inc.
Form 10K for the Fiscal Year Ended December 31, 2007
Filed March 7, 2008
Form 10Q for the Quarterly Period Ended March 31, 2008
File No. 0-50762

Dear Mr. Spirgel:

On behalf of Debut Broadcasting Corporation, Inc., a Nevada corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated October 9, 2008 (the “Comment Letter”). We have set forth below, in italics, the text of the Staff’s comment prior to our response.

Form 10-K for the Fiscal Year Ended December 31, 2007

1.
We note your response to prior comment 2. We further note that your request for a waiver of the required audited and pro forma financial statements in connection with your acquisitions of SBI and RBC was denied by the Division’s Chief Accountants’ Office in a letter dated September 30, 2008. Until you file all of the audited financial statements of the acquired business for the time span required under Rule 8-04 of Regulation S-X, we will not declare effective any registration statements or post-effective amendments. In addition, you should not make offerings under effective registration statements or under rules 505 and 506 of regulation D where any purchases are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:

(a)	offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;

2379598.3 Historic Music Row 1209 16th Avenue S Ste 200 Nashville TN 37212
(615) 301-0001 Tel (615) 301-0002 Fax

(b)	dividend or interest reinvestment plans;
(c)	employee benefit plans;
(d)	transactions involving secondary offerings; or
(e)	sales of securities under Rule 144.

Please acknowledge to us that you understand the effects of your failure to file the required financial statements.

The Company acknowledges the effects of its failure to file the required financial statements as stated in the Comment Letter. The Company will undertake to contact the representatives of River Broadcasting Company (“RBC”) and Shamrock Broadcasting, Inc. (“SBI”) and reconstruct financial records for the acquired assets in order to prepare and file the requisite audited and pro forma financial statements in connection with the 2007 acquisitions of RBC and SBI as soon as practicable.

* * *

Should you have any questions or comments concerning this response to your comment letter, please contact me at (615) 775-1931.

Best Regards,

/s/ Sariah Hopkins

Sariah Hopkins
Executive Vice President and
Chief Financial Officer

Cc:	Kathryn Jacobson, Securities and Exchange Commission
Steven Ludwig, Debut Broadcasting Corporation, Inc.
Hunter Rost, Waller Lansden Dortch and Davis, LLP
David Wilson, Waller Lansden Dortch and Davis, LLP
Ron Silberstein, Maddox Unger Silberstein, PLLC

2379598.3 Historic Music Row 1209 16th Avenue S Ste 200 Nashville TN 37212
(615) 301-0001 Tel (615) 301-0002 Fax